WRITER'S DIRECT DIAL NUMBER 212-373-3224 WRITER'S DIRECT FACSIMILE 212-492-0224 WRITER'S DIRECT E-MAIL ADDRESS agivertz@paulweiss.com

May 21, 2019

VIA EDGAR

Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd. DEFA14A preliminary proxy statement filing made on Schedule 14A Filed on May 2, 2019 File No. 001-15259

Dear Mr. Panos:

On behalf of our client, Argo Group International Holdings, Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter, dated May 14, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned preliminary proxy statement filing (the “Filing”).  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Nicholas P. Panos	2
Securities and Exchange Commission
May 21, 2019

1.
Rule 14a-9 prohibits making any statement that is false or misleading, or that omits to state any material fact necessary in order to make the statements made, in light of the context in which they are made, not misleading. Note b. of Rule 14a-9, in application and effect, further requires statements made in connection with a proxy solicitation to have a factual foundation. Characterization of a statement that “directly or indirectly impugns character, integrity or personal reputation” as an opinion or belief does not obviate the need for a factual foundation to exist. Please provide us with the factual foundation upon which the participants relied to support for the following statements:

Response: The Company acknowledges the Staff’s comments and respectfully submits that none of the extracts from the Filing referenced in the Comment Letter are material, or false or misleading, and none of the extracts impugns character, integrity or personal reputation.

•	“Voce is attempting to disrupt an effective board refreshment process that is deliberate…” (pages 7 and 41).

Response:  As stated in the Filing, the Company has engaged in a board refreshment process, with five of the Company’s 12 independent directors having joined the board of directors of the Company (the “Board”) in the past three years. The timetable and the biographies of the new directors – in slides 37 to 39 of the Filing – show that the refreshment process has been effective in recruiting diverse and different perspectives into the Company’s boardroom. The dissident is seeking to remove five of the Company’s 12 independent directors, including four who are not standing for election at the Company’s 2019 Annual General Meeting. The Company respectfully submits that these facts support the above-referenced statement.
•	“Voce has…. [not] shown any credible ideas to promote long-term shareholder value” given the 125-page presentation filed April 30, 2019 on Schedule 14A (pages 7 and 41).

Response: The Filing includes certain historical results of the Company, which demonstrate the Company’s creation of shareholder value over the long term, as well as the Company’s strategy, which has been developed and applied to create such shareholder value. The Company respectfully submits that the Company’s results and strategy for creating shareholder value, which are disclosed in the Filing, stand in stark contrast to the proposals of the dissident and establish the factual basis for the statement referenced above.

•	“Voce abruptly cancelled [its meeting] in concert with release of [its] public letters announcing a proxy fight” (page 42).

Response: As disclosed in the “Background to the Solicitation” contained in the Company’s Definitive Proxy Statement filed with the Commission on April 12, 2019 (the “Proxy Statement”), on February 25, 2019, the dissident issued a press release announcing its proxy fight and, later that same day, the dissident’s outside counsel informed the Company’s outside counsel that the dissident was canceling the

Nicholas P. Panos	3
Securities and Exchange Commission
May 21, 2019

February 27, 2019 meeting the dissident had requested and scheduled with certain members of the Board. The Company respectfully submits that these facts support the above-referenced statement.

•
“Argo senior leaders met with Voce in person and [ ] conference call. At no time did Voce indicate any concern to us about [ ] corporate governance [or] Board or management team effectiveness” (page 42).

Response: As disclosed in the “Background to the Solicitation” contained in the Proxy Statement, the Chief Executive Officer and Chief Financial Officer of the Company held one in-person meeting with the dissident’s representatives on February 1, 2019 and one telephonic meeting with the dissident’s representatives on February 12, 2019.  The dissident’s representatives did not indicate in either meeting that the dissident had specific concerns about the Company’s strategy, operations or corporate governance. Consequently, the Company respectfully submits that these facts support the above-referenced statement.

•	“Voce twice rejected the Board’s outreach [to interview the Voce nominees]” (page 42).

Response: As disclosed in the “Background to the Solicitation” contained in the Proxy Statement, on March 4 2019, the Company’s outside counsel emailed the dissident’s outside counsel to invite the dissident’s nominees to meet with an independent committee of the Board.  On March 5, 2019, the dissident’s outside counsel informed the Company’s outside counsel by email that the dissident on behalf of its nominees, declined the invitation. On March 19, 2019, the Company’s outside counsel emailed the dissident’s outside counsel again to invite the dissident’s nominees to meet with an independent committee of the Board. On March 22, 2019, the dissident’s outside counsel informed the Company’s outside counsel by email that the dissident, on behalf of its nominees, declined the invitation. The Company respectfully submits that these facts support the above-referenced statement.

•	“The Company did not use corporate aircraft to transport our CEO to all of the destinations described by Voce. Voce’s flight log is an irrelevant red herring” (page 45).

Response: As stated in the Filing (and omitted from the extract above), the aircraft the dissident refers to was not owned or exclusively used by the Company during the times referenced by Voce.  This has been previously stated by the Company in definitive additional materials filed with the Commission: “The aircraft in question was actually chartered by third parties unrelated to Argo at various times during the periods referenced in Voce’s press release” (April 15, 2019 at page 9).   Despite the publication of this statement, the dissident published a flight log for the aircraft in question that includes the flights of unrelated third parties.  As such, the information in the flight log contains irrelevant information that is being offered by Voce in support of its assertions that certain flights are attributable to Argo when, in fact, they are not. The Company respectfully submits that these facts support the above-referenced statement.

Nicholas P. Panos	4
Securities and Exchange Commission
May 21, 2019

•
“While we do, on occasion, allow our executives to arrange for use of corporate aircraft for personal trips, they do so by paying the vendor directly and at their own expense and no incremental cost is incurred by the Company” given the possibility of incremental cost if the corporate aircraft are often used for personal flights without adequate reimbursement and/or if Argo owns and/or leases additional aircraft that enables non-business related personal travel, the absence of which would not require Argo to maintain and/or lease the number of corporate aircraft that it does (page 45).

Response: The Company’s corporate aircraft program is maintained to facilitate business travel.  The number of aircraft owned and/or leased in the Company’s corporate aviation program is not impacted by non-business related personal travel by executives; no additional aircraft are required to be maintained to accommodate non-business related personal travel by executives.  As stated in Company’s Definitive Proxy Statement filed on April 12, 2019: “On occasion corporate aircraft may be made available to an NEO for personal, non-business travel. In such event, Company policy requires that the NEO pay directly for the expense of such non-business travel, with no incremental cost being incurred by the Company.” (page 60).  The statement in the Filing is consistent with the Company’s practice that when executives are allowed to utilize a corporate aircraft for a personal trip, the executive pays the corporate aircraft program vendor/operator directly for the expense of the flight – and as such, no incremental cost is incurred by the Company for such flight. Thus, the Company respectfully submits that these facts support the above-referenced statement.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.  All responses herein are based on information provided to us by officers of the Company.

Should you require any additional information or have any additional questions, please contact me at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Craig S. Comeaux Argo Group International Holdings, Ltd.